Filed pursuant to Rule 433
Free Writing Prospectus
February 21, 2024
Registration No. 333-274474

https://www.cnbc.com/video/2024/02/20/franklin-templetons-sandy-kaul-on-the-rate-of-flows-into-its-ezbc-bitcoin-etf.html
Host – Franklin Templeton is among nearly a dozen asset managers bringing Bitcoin ETFs to market last month. Talk to me about how it's going so far, how you feel about easy BC your ETF and its ability to closely track the price of Bitcoin.
Sandy Kaul - Well, thank you for having us. We have been very excited at Franklin Templeton about the success of our EZBC product, primarily because this is a brand new type of investment that is really bringing together the crypto world with the traditional financial world and it has some nuances that have never really been attempted before in an ETF wrapper. We had faith that it would work, but it's always nice to see a month in that it is working as expected. We've been super pleased with the mechanics of how the ETF is tracking the underlying index and price of Bitcoin. We've been very pleased with how we are seeing steady growth in our product and we are anticipating, you know, really seeing these offerings move into the advisor channel where we will be doing most of our asset building over the coming months. So we're in the midst of working with advisors to really help them understand the investment thesis, the product and how it fits into their portfolio.
Host - Yeah, I wanna talk about that thesis in just a moment. But sticking with the competition side of this for just a moment, can you elaborate on why Franklin Templeton thought that this was the right moment to bring a spot Bitcoin product to market right now, especially with so many people also trying the same thing? What about this environment right now made it seem like the right time?
SK
- So I think there's three things that have really kind of brought us to this moment in time. I think the first is that when people began to get very excited about artificial intelligence last year, it really also opened up the dialogue around the other major, I think technology innovation that is working to reshape how commerce operates, which is blockchain and the associated blockchain ecosystems where even having gone through crypto winter, we continue to see steady growth in the adoption and the expansion and the build out of these ecosystems and continued innovation which is really creating all new models for the industry. So there has been this entire domain of innovation that has been progressing for a decade now, where most investors are unaware of the extent of innovation that's taking place and they have been unable to access it through channels that they would feel comfortable with, particularly when they work with advisor. So we think that the investment opportunity itself is becoming better understood and there is starting to be increased evidence that you really are going to need potentially this blockchain ecosystem to realize the full benefit of AI. So those two innovations are really starting to come together.
The second reason that we thought this was the ideal timing is that there are some fundamentals underlying the bitcoin market itself that are coming into play over the coming months. This has to do with the halving cycle and the idea that as bitcoin transactions reach certain thresholds, we see the reward being paid to miners cut. That period is coming up. In the past this has led to price increases. You never know what's… performance is never a guarantee of the future, but there is hope and expectation that there might be some impact on the pricing because you are going to see the supplied potentially decrease the pace of supply creation.
And then I think the third reason that people have become very interested in this is that we are going through an increased period of geopolitical uncertainty. And there has started to be in many nations that are experiencing economic impact from that uncertainty, increased interest in using bitcoin and using cryptocurrencies to help protect their wealth to help create a better way to move payments and remittances across foreigner, and to help manage some of the high inflation and some countries. And just as hopefully a store of value in case of uncertainty. So I think those three factors came together that really made this great timing and we have been engaging in space for quite some time that we thought the ETF would be a nice addition to our product offerings that could open this up, this opportunity up to more folks.
Host - Yeah, you led me perfectly into investment strategy. I mean, where does this ETF fit into a diversified portfolio, especially in this period, as you mentioned, where people are worried about lingering inflation rates remaining higher for longer and some of the geopolitical risks that have been going on for a couple of years now, where does this ETF fit in that strategy?
SK - I mean, one of the reasons we've been really fixated on building out our capabilities in this whole crypto domain has been because we believe that there needs to be greater diversification in investor portfolios, right? We have seen particularly for individual investors, most of that portfolio exposure limited to just stocks or bonds. We have not seen them benefit from the same benefits that institutional and very high net worth investors have been able to benefit from in terms of diversification into alternatives, and many of the alternative products that are being reconstituted and aimed at the wealth channel are still semi-illiquid or a little bit more difficult to understand. Whereas we think this Bitcoin ETF creates an alternative exposure that people can put into the portfolio that is highly liquid that will allow them to really begin to take some of that high concentration of a vulnerability to just equity market prices and equity risk out of their portfolio. So we think that there is some true diversification benefit and this ability to get into a new asset class by being able to move into these investments.
Host - I mentioned at the start of this interview the fact that you've entered a crowded field. We spoken to some of the other managers of these ETFs and they've talked about the expectation that there will be fewer Bitcoin ETFs at the end of this year and that there will be consolidation. But what are your expectations there and how do you plan to sort of set yourself apart to withstand the competition in 2024?
SK - Yeah, I think the most important thing to really think about is that the whole conversation shouldn't just be about what the Bitcoin ETF offering looks like, right? Bitcoin is one of many assets in the digital asset domain, and there are many opportunities emerging in this asset class. We do our own coin level research. We have portfolios of multi-coins that we manage and we have been really active in this space. We run our own nodes, we’re part of these networks, so we really understand the broader investment thesis. So I think the better question isn't whether there will be consolidation in the ETF itself, but will there be growing understanding that we are in the midst of an evolution in how commerce works and that we are moving away from platform, the platform economy, to a new network era that we're calling the protocol economy that is more open, more available to individuals to really be able to participate and have ownership in the network, not ownership in the company that owns the network. And so we think it's a whole new investment opportunity that will continue to grow and that the Bitcoin ETF is just opening the door to people having a greater understanding of the broader investment thesis.
Host - Yeah, I have to talk about Franklin Templeton’s broader crypto strategy in 2024. But before I get to that, let's stick with ETFs for just one more question, because you guys have filed for a spot Ether ETF and I won't ask you to comment on that specific filing while it's in process, but more broadly, do you expect that Wall Street has a bigger appetite for crypto products beyond just Bitcoin and do you see, maybe not just Ether, but crypto as a whole becoming more of a strategy for Wall Street players?
SK - 100%. I think that as the investment thesis becomes better understood and people realize that these are not speculative interests, these are actually representations of value of a network, the appetite to own that network and to own the different networks that are emerging and the infrastructure that they are providing for really running the next phase of the economy. That appetite will grow and I think that as that understanding and appetite grows, you will see the products we grow and the access options grow as well.
Host - So to wrap up, talking outside of the ETF business, where does the crypto industry fit into Franklin Templeton’s strategy in 2024? Are there other certain projects or expansion that you're looking for that you really wanna prioritize this year?
SK - Yeah, we have a multi-pronged approach. We have our venture capital fund. We have our liquid multicoin strategies that we're trading. We have our ETF that we're trading, one that we filed for as you mentioned. And then we have also our tokenized version of a mutual fund that we are trading on the public blockchain and that we are in fact trading across multiple public blockchains. So we really believe that our participation in this space will continue to expand our product suite. We continue to expand our investment expertise and we hope to continue to bring that depth of understanding and the true opportunity inherent in this new ecosystem to our clients and our investment funds.
Host - Yeah, I wanna ask about tokenization before I let you go, I feel like that was a conversation we had a lot on Wall Street in 2023. I've heard some skepticism from crypto native people who say that this is just another hype cycle. Where do you stand on that? How important is tokenization heading into 2024? Is that something that really takes off this year?
SK - I mean, what's amazing is when you talk to folks outside the US, this is never a question because they are seeing through their regulatory initiatives, the progress that is being made on this fund. We're still trying to work out the regulations here in the US, so we're slipping a little bit behind I think in that journey, but to make it super simple, we have not upgraded the broad financial market infrastructure since the early 1970s, right? We are still using the same approach, the same processes, all we've done is add better computing capabilities, right? What we are finally starting to see in Europe, in Hong Kong, in Singapore, in the UAE, in Brazil, in other parts of the Middle East, is this movement on to new rails for the financial market infrastructure that require tokenization to really operate on those rails. Tokenization of both money and cash equivalence, and tokenization of securities and funds. And the result of that is going to be a shift in the financial market infrastructure onto new instruments like wallets, away from accounts to wallets. And those wallets are going to sit on blockchains that are regulated blockchains where we will see, I think the entire financial industry move over the next 5 to 10 years.

Important Information
The Franklin Bitcoin ETF (the "Fund") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.